UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RENALYTIX PLC

(Name of Issuer)

Ordinary Shares, nominal value £0.0025 per share
Underlying American Depositary Shares

(Title of Class of Securities)

75973T101 (American Depositary Shares)

(CUSIP Number)

Peter Trapani
Chief Financial Officer

Jefferson River Capital LLC

499 Park Avenue, 27th Floor

New York, NY 10022

(212) 805-8110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75973T101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jefferson River Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,533,280
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,533,280

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,533,280
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% [1]
14.	TYPE OF REPORTING PERSON (see instructions) IA

1 Ownership calculation based on 93,614,804 Ordinary Shares outstanding as of February 9, 2023 (after taking into account the transactions described in this Schedule 13D), as reported by the Issuer in the Form 6-K filed on February 8, 2023 (the “Form 6-K”)

CUSIP No. 75973T101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Hamilton E. James 2003 Children’s Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,294,932
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,294,932

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,294,932
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 75973T101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hamilton E. James
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,533,280
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,533,280

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,533,280
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14.	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 75973T101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. James
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,294,932
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,294,932

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,294,932
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14.	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No. 75973T101	13D

Item 1.  Security and Issuer.

This Schedule 13D relates to ordinary shares, par value £0.0025 (the “Ordinary Shares”) of Renalytix plc, a company incorporated in England and Wales (the “Issuer”). The principal executive office of the Issuer is located at Finsgate, 5-7 Cranwood Street, London EC1V 9EE, United Kingdom. The beneficial ownership reported herein reflects the Issuer’s American depositary shares (the “ADS”), each representing two Ordinary Shares, held by the Reporting Persons (as defined below).

Item 2.  Identity and Background.

(a) This Statement is filed by (i) Jefferson River Capital LLC, a Delaware limited liability company (“Jefferson River”), (ii) The Hamilton E. James Children’s Trust (the “Trust”), (iii) Hamilton E. James, a United States citizen, a trustee of the Trust, and the sole member of Jefferson River (“HEJ”), and (iv) David R. James, a United States citizen and a trustee of the Trust (“DRJ”) (together, the “Reporting Persons”). As trustees of the Trust, each of HEJ and DRJ may be deemed to beneficially own the Ordinary Shares owned by the Trust. HEJ also owns certain Ordinary Shares directly. Jefferson River is a family office entity that acts as investment adviser to the Trust and to HEJ, and in such capacity may be deemed to beneficially own the Ordinary Shares held by the Trust and HEJ.

(b) The principal business address of the Reporting Persons is 499 Park Avenue, 27th Floor, New York, NY 10022.

(c)  The principal present employment or occupation of HEJ is Chairman of Jefferson River.

The principal present employment or occupation of DRJ is President of the Manager of SRI River Holdings LLC.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

Item 3.  Source and Amount of Funds or Other Consideration.

On February 9, 2023, the Trust acquired 4,147,466 ADS (equivalent to a total of 8,294,932 Ordinary Shares) of the Issuer for an aggregate purchase price of $9.0 million, pursuant to a securities purchase agreement, dated February 6, 2023, by and among the Issuer and the purchasers party thereto (the “Securities Purchase Agreement”), using cash on hand. The purchase price under the Securities Purchase Agreement represented a purchase price of $2.17 per ADS, or £0.90 per Ordinary Share.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 3 of this Schedule 13D is incorporated by reference into this Item 4. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may, subject to any restrictions on the Reporting Persons pursuant to the agreements entered into in connection with the transactions reported in this Schedule 13D, at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that such Reporting Person now owns or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided for in the Securities Purchase Agreement or the Registration Rights Agreement (as defined below).

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. HEJ is the direct beneficial owner of 238,348 Ordinary Shares in the form of ADS.

The percentages reported in this Schedule 13D are calculated based upon 93,614,804 Ordinary Shares stated to be outstanding as of February 9, 2023 (after taking into account the transactions described in this Schedule 13D), as reported by the Issuer in the Form 6-K.

Jefferson River disclaims beneficial ownership over all securities beneficially owned by the Trust and HEJ, other than for the purpose of determining obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the filing of this Schedule 13D shall not be deemed an admission that Jefferson River is the beneficial owner of such securities for any other purpose.

HEJ disclaims beneficial ownership over all securities beneficially owned by the Trust, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that HEJ is the beneficial owner of such securities for any other purpose.

DRJ disclaims beneficial ownership over all securities beneficially owned by the Trust, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that DRJ is the beneficial owner of such securities for any other purpose.

(c) In addition to the transactions described in this Statement, the following transactions have been effected by the following Reporting Person over the last 60 days. All of the below transactions were effected on the NASDAQ Stock Market.

Reporting Person	Trade Date	Quantity	Price
HEJ	12/19/2022	3,142	$1.66
HEJ	12/20/2022	6,500	$1.54
HEJ	12/21/2022	15,340	$1.48
HEJ	12/22/2022	12,000	$1.69
HEJ	12/23/2022	10,500	$1.77
HEJ	12/27/2022	10,723	$1.65
HEJ	12/28/2022	13,300	$1.72
HEJ	12/29/2022	8,390	$1.91
HEJ	12/30/2022	100	$1.98

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lockup Agreements

Pursuant to the Securities Purchase Agreement, the Trust and certain other purchasers agreed, until 180 days after the closing of the transactions described in this Schedule 13D, not to (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or ADS; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Ordinary Shares or ADS, with respect to the securities purchased pursuant to the Securities Purchase Agreement, subject to certain conditions and customary exceptions.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which is filed as an exhibit to the Form 6-K.

In connection with the Securities Purchase Agreement, HEJ entered into a lock-up agreement with the Issuer dated February 7, 2023 (the “Lock-Up Agreement”), a copy of which is attached hereto as Exhibit 99.4. Pursuant to the Lock-Up Agreement, HEJ agreed, until 180 days after the closing of the transactions described in this Schedule 13D, not to, and not to cause or direct any affiliate to, (i)  offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any ADS, Ordinary Shares or any securities convertible into or exercisable or exchangeable for ADS or Ordinary Shares and securities which may be issued upon exercise of an option or warrant which are directly owned by the undersigned (collectively with the ADSs and Ordinary Shares, “Lock-Up Securities”), (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above, subject to certain conditions and customary exceptions.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is attached hereto as Exhibit 99.4.

Registration Rights

Pursuant to the Securities Purchase Agreement, the Issuer has agreed to file a shelf registration statement on or before six months after the date thereof with respect to the securities acquired by the purchasers. In addition, pursuant to a Registration Rights Agreement by and between the Trust, Jefferson River and the Issuer, dated as of February 7, 2023 (the “Registration Rights Agreement”), the Issuer has granted to the Trust the right, beginning on the date that is twenty-four months following the date thereof, to request one underwritten offering pursuant to the shelf registration statement and certain additional piggyback registration rights, subject to certain requirements and customary conditions.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Securities Purchase Agreement and the Registration Rights Agreement, copies of which are filed as exhibits to the Form 6-K.

Board Appointment

Pursuant to the Registration Rights Agreement, so long as Jefferson River and its affiliates together hold as beneficial owners at least 2% of the Ordinary Shares then outstanding (including those represented by ADS) and at least 4,147,466 Ordinary Shares (including those represented by ADS), or until the earlier occurrence of a change in control of the Issuer, Jefferson River is entitled to appoint one director to the Board of the Issuer.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as an exhibit to the Form 6-K.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as Exhibit 99.1 hereto.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated February 17, 2023.

Exhibit 99.2	Securities Purchase Agreement (incorporated by reference from Exhibit 99.3 to the Form 6-K).

Exhibit 99.3	Registration Rights Agreement (incorporated by reference from Exhibit 99.4 to the Form 6-K).

Exhibit 99.4	Lock-Up Agreement between HEJ and the Issuer dated February 7, 2023

CUSIP No. 75973T101	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2023

JEFFERSON RIVER CAPITAL LLC
By:	/s/ Hamilton James
Name:	Hamilton E. James
Title:	Chairman

THE HAMILTON E. JAMES CHILDREN’S TRUST
By:	/s/ Hamilton James
Name:	Hamilton E. James
Title:	Trustee

HAMILTON E. JAMES
By:	/s/ Hamilton James

DAVID R. JAMES
By:	/s/ David James

CUSIP No. 75973T101	13D

Exhibit Index

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated February 17, 2023.

Exhibit 99.2	Securities Purchase Agreement (incorporated by reference from Exhibit 99.3 to the Form 6-K).

Exhibit 99.3	Registration Rights Agreement (incorporated by reference from Exhibit 99.4 to the Form 6-K).

Exhibit 99.4	Lock-Up Agreement between HEJ and the Issuer dated February 7, 2023